SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 23, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1

     In March 2009, NaviosMaritime Holdings Inc. (“Navios”), through certain subsidiaries, entered into a loan facility with Marfin Egnatia Bank of up to $110.0 million that was used to finance the pre-delivery installment payments for the construction of two Capesize vessels and for general corporate purposes. $57.2 million of the facility is repayable upon delivery of the two Capesize vessels during 2009 and the remaining is repayable in one installment in February 2011. This facility was refinanced in October 2009, pursuant to a Loan Agreement dated October 23, 2009, as a result of which one subsidiary was replaced as borrower with another subsidiary, and the facility was extended to 2012. The loan facility bears interest at a rate of LIBOR plus 275 bps. The loan facility is secured by security interests in related assets, and guaranteed by Navios. The loan facility contains customary covenants, including restrictions on the borrowers’ ability to incur debt or issue guarantees, and requires compliance with the covenants contained in Navios’ indenture governing its 9½% senior notes due 2104. As of June 30, 2009, the full amount under the loan facility had been drawn.
     A copy of the Amended Loan Agreement is attached hereto as Exhibit 99.1 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into Navios’ Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: November 10, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Loan Agreement dated October 23, 2009.